Exhibit 99.1

SCINAI IMMUNOTHERAPEUTICS ANNOUNCES $10 MILLION STANDBY EQUITY PURCHASE AGREEMENT

JERUSALEM, March 5, 2025 /PRNewswire/ -- Scinai Immunotherapeutics Ltd. (Nasdaq: SCNI) (“Scinai” or the “Company”), a biopharmaceutical company focused on developing inflammation and immunology (I&I) biological products and providing CDMO services through its Scinai Bioservices business unit, announced that it has entered into a Standby Equity Purchase Agreement (the “SEPA”) with YA II PN, Ltd. (“Yorkville”), a fund managed by Yorkville Advisors Global, LP.

Under the terms of the SEPA, Scinai has the right, but not the obligation, to sell up to $10 million (the “Commitment Amount”) of its American Depository Shares (“ADSs”), each representing 4,000 ordinary shares, to Yorkville at any time during the three-year period following the execution date of the SEPA and following the effectiveness of a registration statement filed with the Securities and Exchange Commission registering the ordinary shares represented by the ADSs issuable pursuant to the SEPA. Sales to Yorkville under the SEPA are subject to a beneficial ownership cap of 9.99% of Scinai’s share capital at any one time, along with other restrictions and conditions outlined in the SEPA.

The purchase price of the ADSs sold to Yorkville will be at a 3% discount to the lowest daily volume-weighted average price of the ADSs during the three consecutive trading days commencing on the trading day of the delivery of an advance notice by Scinai.

Scinai retains full control over the timing and amount of any sales to Yorkville, with no obligation to utilize any of the $10 million available under the SEPA. Advances cannot be initiated by Yorkville, and there are no minimum commitments or penalties for non-use. The SEPA imposes no restrictions on Scinai’s operating activities or other capital-raising efforts.

“The SEPA provides us with significant flexibility to access additional capital as we advance our R&D programs, expand our CDMO business, and pursue strategic opportunities,” said Amir Reichman, CEO of Scinai. “We believe the terms are highly favorable, allowing us to raise capital from time to time at our discretion at a minimal discount to the then current market price without issuing warrants. By controlling the use and timing of the SEPA, we can capitalize on favorable market conditions as they arise.”

The Company intends to use the proceeds from the potential offering of ADSs under the SEPA to further develop its NanoAbs programs, support its CDMO business, and for general corporate purposes, including working capital, research and development activities, regulatory matters, and capital investments.

For a fuller description of the SEPA, see the Company’s Form 6-K submitted to the Securities and Exchange Commission on March 4, 2025.The securities described herein have not been registered under the Securities Act of 1933, as amended, and may not be sold in the United States absent registration or an applicable exemption from the registration requirements. This press release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or other jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or other jurisdiction.

About Scinai Immunotherapeutics

Scinai Immunotherapeutics Ltd. (Nasdaq: SCNI) is a biopharmaceutical company with two complementary business units, one focused on in-house development of inflammation and immunology (I&I) biological therapeutic products beginning with an innovative, de-risked pipeline of nanosized VHH antibodies (nanoAbs) targeting diseases with large unmet medical needs, and the other a boutique CDMO providing biological drug development, analytical methods development, clinical cGMP manufacturing, and pre-clinical and clinical trial design and execution services for early stage biotech drug development projects.

Company website: www.scinai.com.

Company Contacts Investor Relations | +972 8 930 2529 | ir@scinai.com
Business Development | +972 8 930 2529 | bd@scinai.com

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the Private Litigation Reform Act of 1995. Words such as “expect,” “believe,” “intend,” “plan,” “continue,” “may,” “will,” “anticipate,” and similar expressions are intended to identify forward-looking statements. All statements, other than statements of historical facts, are forward-looking statements. These forward-looking statements reflect management’s current views with respect to certain current and future events and are subject to various risks, uncertainties and assumptions that could cause the results to differ materially from those expected by the management of Scinai Immunotherapeutics Ltd. Risks and uncertainties include, but are not limited to;  the risk that we won’t raise any capital under SEPA or that we will not otherwise benefit from the SEPA as currently anticipated; lower than anticipated revenues of Scinai’s CDMO business; the risk that Scinai’s expanded presence in the U.S. will not significantly enhance the prospects of its CDMO unit; the risk that the Company will otherwise be unable to  remain compliant with the continued listing requirements of Nasdaq; failure to sign agreements with other potential clients of the CDMO business; a delay in the commencement and results of pre-clinical and clinical studies, including the Phase 1/2a study for psoriasis, the risk of delay in, Scinai’s inability to conduct, or the unsuccessful results of, its research and development activities, including the contemplated in-vivo studies and a clinical trial; the risk that Scinai will not be successful in expanding its CDMO business or in-license other NanoAbs; the risk that Scinai may not be able to secure additional capital on attractive terms, if at all; the risk that the therapeutic and commercial potential of NanoAbs will not be met or that Scinai will not be successful in bringing the NanoAbs towards commercialization; the risk of a delay in the preclinical and clinical trials data for NanoAbs, if any; the risk that our business strategy may not be successful; Scinai’s ability to acquire rights to additional product opportunities; Scinai’s ability to enter into collaborations on terms acceptable to Scinai or at all; timing of receipt of regulatory approval of Scinai’s manufacturing facility in Jerusalem, if at all or when required; the risk that the manufacturing facility will not be able to be used for a wide variety of applications and other vaccine and treatment technologies; and the risk that drug development involves a lengthy and expensive process with uncertain outcomes. More detailed information about the risks and uncertainties affecting the Company is contained under the heading “Risk Factors” in the Company’s Annual Report on Form 20-F filed with the Securities and Exchange Commission (“SEC”) on May 15, 2024, and the Company’s subsequent filings with the SEC. Scinai undertakes no obligation to revise or update any forward-looking statement for any reason.

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